Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, New York 10004-1482

Telephone: 212-837-6000

Fax: 212-422-4726

hugheshubbard.com

Gary J. Simon

Chair, Securities and Capital Markets Group

Direct Dial: 212 837-6770

Direct Fax: (212 299-6770

gary.simon@hugheshubbard.com

April 20, 2020

By EDGAR

Securities and Exchange Commission

100 F St., N.E.

Washington DC 20549

Attention:	Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

Re:	Broadway Financial Corporation
Soliciting Material filed pursuant to Exchange Act Rule 14a-12 filed by Commerce Home Mortgage, et al.
Filed April 9, 2020
File No. 1-39043

Ladies and Gentlemen:

On behalf of our client, Commerce Home Mortgage, LLC (“Commerce”), set forth below is our response to the comment letter dated April 10, 2020 from the staff regarding the above-captioned filed by Commerce pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 (the “Rule 14a-12 Filing”). The numbered paragraphs below correspond to the numbers in the comment letter. For your reference, preceding each response we have reproduced in italics the comment that corresponds thereto.

1. We note that the soliciting material filed pursuant to Exchange Act Rule 14a-12 indicates that Commerce “currently intends to undertake an exempt solicitation whereby it plans to contact up to ten shareholders to seek their support for its proposals and its director nominee for the 2020 annual meeting of stockholders of” Broadway. Given (1) the definition of “solicitation” in Exchange Act Rule 14a-1(l)(1)(iii), (2) that the soliciting material filed pursuant to Rule 14a-12 was not required to be filed, (3) that the solicitation was filed on www.sec.gov, making such communication available to the general public, including all shareholders of Broadway, and (4) the substance of the communication, please advise why Commerce believes it is eligible to rely upon Rule 14a-2(b)(2). In responding to this comment, refer to Proxy Rules and Schedules 14A/14C Compliance and Disclosure Interpretation Q&A 122.03 (last updated July 31, 2018) and its discussion of how a filing itself can constitute a widespread solicitation that may preclude reliance upon Rule 14a-2(b)(2). In contrast to the guidance provided therein, address the fact that in this particular case, Commerce had no obligation to file the material pursuant to Exchange Act Rule 14a-12.

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We note that in light of the referenced Q&A 122.03, at the time of the referenced filing Commerce could not conclude with certainty that its Schedule 13D/A (filed concurrently with the Rule 14a-12 Filing) did not require the Rule 14a-12 Filing.

We further note that in the interest of full disclosure, the Rule 14a-12 Filing explained that, notwithstanding the filing, Commerce only intended to contact no more than ten persons in connection with the matters referenced therein. Since Commerce had made the Rule 14a-12 Filing in strict compliance with Q&A 122.03, it nonetheless sought to retain the possibility that it might ultimately rely on Rule 14a-2(b)(2).

Commerce has agreed that with regard to any solicitations with respect to its proposals and director nominations referenced in the Rule 14a-12 Filing, it does not assert the availability of nor intend to make any solicitations in reliance on Rule 14a-2(b)(2).

2. Please advise us in your response letter what other solicitations have been made to shareholders of Broadway, whether or not made in reliance on Rule 14a-2(b)(2).

To date, Commerce advises that it has made no other solicitations of shareholders of Broadway. We note, however, that separate from the matters covered by the Rule 14a-12 Filing, on April 14, 2020, Commerce delivered a letter to Broadway relating to a proposed business combination and immediately filed a copy of that letter on a Schedule 13D/A as required by Schedule 13.

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Please call me at (212) 837-6770 with any questions or comments regarding the foregoing. Thank you for your consideration.

Very truly yours,

/s/ Gary J. Simon
Gary J. Simon

cc:	Carlos Salas

Chairman, Commerce Home Mortgage, LLC